Exhibit 99.11

PLEDGE AND SECURITY AGREEMENT

dated as of April 15, 2010

by and between

XINYUAN REAL ESTATE, LTD.,

as Pledgor

and

THE BANK OF NEW YORK MELLON,

as Collateral Agent

PLEDGE AND SECURITY AGREEMENT

This PLEDGE AND SECURITY AGREEMENT (this “Agreement”) is dated as of April 15, 2010, and is by and between Xinyuan Real Estate, Ltd., a company with limited liability incorporated under the laws of the Cayman Islands, having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Pledgor”), and The Bank of New York Mellon, a corporation organized and existing under the laws of Hong Kong, in its capacity as the collateral agent (with its successors in such capacity, the “Collateral Agent”) for the benefit of the Secured Parties (as defined below).

W I T N E S S E T H:

WHEREAS, Pledgor is a party to that certain Securities Purchase Agreement, dated as of April 15, 2010 (as the same may be amended and supplemented and in effect from time to time, the “Securities Purchase Agreement”), between (i) Xinyuan Real Estate Co., Ltd. (“Parent”) as issuer of the guaranteed senior secured rate notes issued pursuant thereto (the “GSS Notes”), (ii) the Guarantors (as defined therein) and (iii) the holders of the GSS Notes; and

WHEREAS, the Pledgor has guaranteed the payment of the GSS Notes pursuant to the Securities Purchase Agreement (the “GSS Note Guarantees”);

WHEREAS, the Collateral Agent has been appointed to act as collateral agent hereunder pursuant to that certain agreement, dated as of the date hereof, among The Bank of New York Trust Company (Cayman) Limited, The Bank of New York Mellon, Forum Asian Realty Income II, L.P., and the Parent (the “Collateral Agency Agreement”); and

WHEREAS, the Pledgor has agreed to enter into this Agreement to secure its obligations and the obligations of Parent under the Securities Purchase Agreement, the GSS Notes issuable under the Securities Purchase Agreement and the GSS Note Guarantees.

NOW, THEREFORE, the parties, intending to be bound, hereby agree as follows:

Section 1. Grant of Security Interest. Pledgor hereby grants to Collateral Agent for its benefit and the benefit of the holders from time to time of the GSS Notes, as security for the performance by the Parent, as issuer, and each Guarantor of its obligations under the Securities Purchase Agreement, the GSS Notes and the GSS Note Guarantees (the “Secured Obligations”), a first priority security interest in and a continuing lien on all of Pledgor’s right, title and interest in, to and under the following property, whether now owned or existing or hereafter acquired or arising and wherever located (collectively, the “Loan Collateral”):

(a) the Intercompany Loan Agreements between Xinyuan Real Estate, Ltd. and Xinyuan (China) Real Estate, Ltd. (the “WFOE”) (as the same may be amended and supplemented and in effect from time to time, the “Intercompany Loan Agreements”), all rights therein, including without limitation, rights to receive payments thereunder and all instruments evidencing any or all of the foregoing; and

(b) to the extent not otherwise included above, all proceeds, products and profits of or in respect of any of the foregoing.

Section 2. Perfection. Pledgor is delivering to Collateral Agent herewith a certified copy of the Pledgor’s Register of Mortgages, Charges and other Encumbrances showing that the particulars of the first priority security interest in the Loan Collateral created under this Agreement in favor of Collateral Agent have been noted in such Register.

Section 3. Definitions. Except as otherwise expressly defined herein, all terms used herein that are defined in the Uniform Commercial Code as in effect from time to time in the State of New York (the “UCC”) have the same meaning herein as in the UCC. Capitalized terms shall have the meanings assigned thereto in the Securities Purchase Agreement. In addition as used herein, “Secured Parties” means each of the Collateral Agent, the holders of any GSS Note (the “Holders”) and the holders of any other Secured Obligations.

Section 4. Security for Secured Obligations. This Agreement secures, and the Loan Collateral is collateral security for, the prompt and complete payment or performance in full when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including the payment of amounts that would become due but for the operation of the automatic stay under Section 3 62(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) (and any successor provision thereof or analogous provision under the bankruptcy or insolvency laws of the Cayman Islands)), of all of the Secured Obligations.

Section 5. Acknowledgement of Security Interest. By its execution of this Agreement, the WFOE confirms that it has received notice of the security interest created by Pledgor in favor of the Collateral Agent in the Loan Collateral and consents to and acknowledges the security interests created in this Agreement. Further, the Pledgor represents and warrants to the Collateral Agent that it has not received notice from any other Person claiming a Lien (as defined below) on or in, or ownership of, the Pledgor’s rights in the Loan Collateral.

Section 6. Representations and Warranties. Pledgor hereby represents and warrants that:

(a) it owns the Loan Collateral purported to be owned by it or otherwise has the rights it purports to have in each item of Loan Collateral and, as to all Loan Collateral, whether now existing or hereafter acquired, will continue to own or have such rights in each item of the Loan Collateral, in each case free and clear of any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind, including any agreement to give any of the foregoing (collectively, “Liens”), rights or claims of other persons;

(b) no rights of Pledgor under the Intercompany Loan Agreements are evidenced by any instrument;

(c) no consent of any person is necessary in connection with the creation, perfection or first priority status of the security interest of Collateral Agent in any Loan Collateral or the exercise by Collateral Agent of remedies in respect thereof;

(d) Pledgor has been incorporated and is validly existing as a company with limited liability under the laws of the Cayman Islands;

(e) the execution and delivery of this Agreement by Pledgor and the performance by it of its obligations under this Agreement are within its corporate or other powers and have been duly authorized by all necessary corporate or other action;

(f) the execution and delivery by Pledgor, and the performance of its obligations under, the Securities Purchase Agreement, the GSS Notes, the GSS Note Guarantees and the Security Documents (together, the “Transaction Documents”) and any other agreement or instrument entered into or issued or to be entered into or issued by Pledgor in connection with the transactions contemplated hereby or thereby does not and will not (i) infringe any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, court, domestic or foreign, having jurisdiction over Pledgor or any of its assets, properties or operations, (ii) whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any Lien upon any property or assets of Pledgor pursuant to, the Transaction Documents or any other agreement or instrument entered into or issued or to be entered into or issued by Pledgor except as provided in any Security Document, or (iii) result in any violation of the provisions of the constitutional documents of Pledgor;

(g) other than the filing, recording or other steps taken to perfect the first priority security interest in the Loan Collateral in the Cayman Islands in favor of the Collateral Agent, no effective filing, recording, financing statement or other instrument similar in effect under any applicable law covering all or any part of the Loan Collateral is on file in any filing or recording office;

(h) no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for either (i) the grant by Pledgor of the pledge or first priority security interest purported to be created in favor of Collateral Agent hereunder or (ii) the exercise by Collateral Agent of any rights or remedies in respect of any Loan Collateral (whether specifically granted or created hereunder or created or provided for by applicable law);

(i) all actions and consents, including all filings, notices, registrations and recordings necessary or desirable for the exercise by Collateral Agent of the rights provided for in this Agreement or the exercise of remedies in respect of the Loan Collateral have been made or obtained; and

(j) upon the taking of the actions referred to in Section 2 above, the pledge and security interest granted to Collateral Agent hereunder constitutes a valid and a perfected first priority pledge of and security interest in the Loan Collateral.

Section 7. Covenants and Agreements. Pledgor hereby covenants and agrees that:

(a) except for the security interest created by this Agreement, it shall not create or suffer to exist any Lien upon or with respect to any of the Loan Collateral (other than Liens arising by operation of law), and Pledgor shall defend the Loan Collateral against all persons at any time claiming any interest therein;

(b) it shall not permit any of its rights under the Intercompany Loan Agreements to be evidenced by an instrument;

(c) it shall not use or permit any Loan Collateral to be used unlawfully or in violation of any provision of this Agreement or any applicable statute, regulation or ordinance or any policy of insurance covering the Loan Collateral;

(d) it shall not change its name, identity, corporate structure (e.g. by merger, consolidation, change in corporate form or otherwise), sole place of business, chief executive office, type of organization or jurisdiction of organization or establish any trade names unless it shall have (i) notified Collateral Agent in writing, at least thirty days prior to any such change or establishment, identifying such new proposed name, identity, corporate structure, sole place of business, chief executive office, jurisdiction of organization or trade name and providing such other information in connection therewith as Collateral Agent may reasonably request and (ii) taken all actions necessary or advisable to maintain the continuous validity, perfection and the same or better priority of Collateral Agent’s security interest in the Loan Collateral granted or intended to be granted and agreed to hereby;

(e) upon Pledgor or any officer of Pledgor obtaining knowledge thereof, it shall promptly notify Collateral Agent in writing of any event that may materially and adversely affect the value of the Loan Collateral or any portion thereof, the ability of Pledgor to dispose of the Loan Collateral or any portion thereof, or the rights and remedies of Pledgor in relation thereto, including, without limitation, the levy of any legal process against the Loan Collateral or any portion thereof; and

(f) it shall not take or permit any action which could impair Collateral Agent’s rights in the Loan Collateral.

Section 8. Continuing Agreement and Termination.

(a) The rights and obligations of the parties hereunder shall be effective from the time (the “Effective Time”) of the execution and delivery by Pledgor of the Securities Purchase Agreement.

(b) This Agreement shall create a continuing security interest in the Loan Collateral and shall remain in full force and effect and shall be binding upon Pledgor, its successors and assigns until such time as all Secured Obligations have been performed in full or discharged in accordance with the terms of each Agreement.

Section 9. Rights of Collateral Agent upon Event of Default.

(a) If an Event of Default shall occur and be continuing, Collateral Agent’s rights and remedies with respect to the Loan Collateral shall be those of a Collateral Agent under the UCC and under any applicable law, as the same may from time to time be in effect, in addition to those rights granted herein. Without in any way requiring notice to be given in the following time and manner, Pledgor agrees that any notice by Collateral Agent of sale or disposition or other intended action hereunder in connection with any sale or disposition whether required by the UCC or otherwise, shall constitute reasonable notice to Pledgor if such notice is given to Pledgor and in the manner specified in Section 11 at least ten days prior to such action.

(b) If an Event of Default occurs, the Pledgor shall provide notice of such default to the Collateral Agent in the manner specified in Section 11 herein as soon as possible after the occurrence.

(c) Upon the occurrence of an Event of Default and during the continuance of such Event of Default, Collateral Agent may in its sole discretion (but shall not be obligated to) from time to time:

(i) notify parties obligated on any of the Loan Collateral to make payment to Collateral Agent of any amounts due or to become due thereunder; and

(ii) enforce collection of any of the Loan Collateral.

(d) For the avoidance of doubt, the Collateral Agent (a) shall not be obligated to take any action under Section 9 and shall bear no liability to any person for inaction or failure to act even when authorized by such sections and (b) may engage and consult, at the expense of the Pledgor with any legal adviser and professional adviser (including as set forth in Section 15 herein) selected by it and rely upon any advice so obtained in the context of this Section 9, and the Collateral Agent and its directors, officers, employees and duly appointed agents shall be protected and shall not be liable in respect of any action taken, or omitted to be done or suffered to be taken, in accordance with such advice.

(e) Pledgor agrees that transfer of the Loan Collateral to Collateral Agent, upon the occurrence of an Event of Default and during the continuance thereof, shall be deemed a commercially reasonable disposition of the Loan Collateral for all purposes of the UCC and under any applicable law. Pledgor agrees that this provision shall be deemed to the extent permitted by applicable law to constitute reasonable notice to it of the intended disposition of the Loan Collateral by Collateral Agent as described in the preceding sentence.

(f) Upon the occurrence of an Event of Default and during the continuance thereof, Pledgor will not demand or receive any income from, interest or dividends on or other payment in respect of the Loan Collateral, and if Pledgor receives any such income, interest, dividends or payment, without any demand by Collateral Agent, the same shall be held by Pledgor in trust for Collateral Agent in the same form as received, shall not be commingled with any assets of Pledgor and shall be delivered to Collateral Agent in the form received, properly endorsed to permit collection, not later than the next Business Day (as defined in the Securities Purchase Agreement) following the day of its receipt.

(g) Collateral Agent shall notify Pledgor promptly of any claim for which it may seek indemnity. Failure by Collateral Agent to so notify Pledgor shall not relieve Pledgor of its obligations hereunder. Pledgor shall defend the claim and Collateral Agent shall cooperate in the defense. Collateral Agent may have separate counsel and Pledgor shall pay the fees and expenses of such counsel. Pledgor need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed.

Section 10. Further Assurances. Pledgor agrees to take such actions and to execute such other instruments as Collateral Agent may request (and irrevocably authorizes Collateral Agent to execute such instruments as Pledgor’s agent and attorney-in-fact) further to perfect, confirm and assure Collateral Agent’s security interest in the Loan Collateral and, upon the occurrence of an Event of Default and during the continuance thereof, to assist Collateral Agent’s realization thereon.

Section 11. Notices.

(a) Any communication to be made by a party hereto to another party hereto under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

(b) The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party hereto for any communication or document to be made or delivered under or in connection with this Agreement is that identified with its name below, or any substitute address or fax number or department or officer as that party may notify the Collateral Agent (or the Collateral Agent may notify to the other parties hereto, if a change is made by the Collateral Agent) by not less than three Business Days’ notice.

To Pledgor:

Xinyuan Real Estate, Ltd.

Address:

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

With a copy to the Pledgor at its operational address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

To Collateral Agent:

The Bank of New York Mellon

Address:

1201-1205, 3 Pacific Place, 1 Queen’s Road East

Hong Kong

(852) 2295-3283

Attn: Global Corporate Trust

(c) Subject to Section 11(d), any communication or document made or delivered by any party hereto to another party hereto under or in connection with this Agreement will only be effective:

(i) if by way of fax, at the time of dispatch; or

(ii) if by way of letter, when it has been left at the relevant address or after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Section 11(b), if addressed to that department or officer.

(d) Any notice given under or in connection with this Agreement must be in English.

Section 12. Costs and Indemnity.

(a) Pledgor will pay to Collateral Agent all costs incurred by Collateral Agent for the purpose of entering into and enforcing its rights under this Agreement, including all costs of foreclosure and of disposition and sale of the Loan Collateral, costs of enforcing and collecting under the Intercompany Loan Agreements, costs of obtaining money damages and all reasonable fees and expenses of attorneys employed by Collateral Agent for any purpose related to this Agreement and the transactions contemplated herein, provided, however, that Pledgor will not be liable to Collateral Agent for any such costs to the extent any such costs result from that Collateral Agent’s gross negligence or willful misconduct.

(b) Pledgor hereby unconditionally and irrevocably covenants and undertakes to indemnify and hold harmless the Collateral Agent, its directors, officers, employees and agents (each an “indemnified party”) in full at all times against all losses, liabilities, actions, proceedings, claims, demands, penalties, damages, costs, expenses, disbursements, and other liabilities whatsoever (the “Losses”), including without limitation the reasonable costs and expenses of legal advisors and other experts, which may be incurred, suffered or brought against such indemnified party as a result or in connection with (a) their appointment or involvement hereunder or the exercise of any of their powers or duties hereunder or the taking of any acts in accordance with the terms of this Agreement or its usual practice, (b) this Agreement and any other Transaction Documents, or (c) any instruction or other direction upon which the Collateral Agent may rely under this Agreement, as well as the costs and expenses incurred by an indemnified party of defending itself against or investigating any claim or liability with respect of the foregoing; provided that this indemnity shall not apply in respect of an indemnified party to the extent but only to the extent that any such Losses incurred or suffered by or brought against such indemnified party arises directly from the fraud, wilful misconduct or gross negligence of such indemnified party. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Collateral Agent or the termination of this Agreement.

Section 13. Special Damages and Consequential Loss. Notwithstanding any other term or provision of this Agreement to the contrary, the Collateral Agent shall not be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever including but not limited to loss of profits, whether or not foreseeable, and regardless of whether the claim for such loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise. The provisions of this section shall survive the termination or expiry of this Agreement or the resignation or removal of the Collateral Agent.

Section 14. Illegality/Expenditure of Collateral Agent Funds. No provision of this Agreement shall require the Collateral Agent to do anything that may: (i) be illegal or contrary to applicable law or regulation; or (ii) cause it to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its own rights or powers, if it shall have grounds for believing that repayment of such funds or satisfactory indemnity against such risk or the liability is not assured to it.

Section 15. Delegations. The Collateral Agent may execute any of its powers and perform any of its duties hereunder directly or through delegates or attorneys and may consult with counsel, accountants and other skilled persons to be reasonably selected and retained by it. The Collateral Agent shall not be liable for the acts of such delegates or attorneys, or for anything done, suffered or omitted by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons.

Section 16. Force Majeure. Notwithstanding anything to the contrary in this Agreement or in any other Transaction Document, the Collateral Agent shall not in any event be liable for any failure or delay in the performance of its obligations hereunder if it is prevented from so performing its obligations by any existing or future law or regulation, any existing or future act of governmental authority, Act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system or any reason which is beyond the control of the Collateral Agent.

Section 17. Expert advice. The Collateral Agent shall engage and consult, at the expense of the Pledgor with any legal adviser and professional adviser selected by it and rely upon any advice so obtained. The Collateral Agent and its respective directors, officers, employees and duly appointed agents shall be protected and shall not be liable in respect of any action taken, or omitted to be done or suffered to be taken, in accordance with such advice.

Section 18. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Pledgor shall not assign or transfer its rights or its obligations hereunder except in accordance with the terms of the GSS Notes. The Collateral Agent may from time to time assign its rights under this Agreement to its successor collateral agent without the consent of the Pledgor.

Section 19. Amendment.

(a) No amendment, modification, termination or waiver of any provision of this Agreement, or consent to any departure by Pledgor therefrom, shall in any event be effective without the written concurrence of Collateral Agent in its sole discretion.

(b) Pledgor shall not agree to any amendment, modification, termination or waiver of any provision of the Intercompany Loan Agreements, or consent to any departure by the WFOE from its obligations under the Intercompany Loan Agreements, without the written concurrence of Collateral Agent in its sole discretion.

Section 20. No Waiver; Remedies Cumulative. No failure or delay on the part of Collateral Agent in the exercise of any power, right or privilege hereunder or under any other Transaction Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights, powers and remedies existing under this Agreement are cumulative, and not exclusive of, any rights or remedies otherwise available. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

Section 21. Severability. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement, or the legality, validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

Section 22. Survival of Representations and Warranties. All representations, warranties and agreements made herein shall survive the execution and delivery hereof.

Section 23. Governing Law and Dispute Resolution.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law rules other than Sections 5-1401 and 5-1402 of the New York General Obligations Law.

(b) Each party hereby irrevocably submits to the jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein. The Pledgor hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Pledgor hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Pledgor hereby appoints CT Corporation System, with offices at C T Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011, as its agent for service of process in New York Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Section 24. Entire Agreement. This Agreement, the Collateral Agency Agreement, and the other Transaction Documents constitute the entire agreement between the parties relating to the transactions contemplated in the Transaction Documents and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

Section 25. Counterparts/Language. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement is written in both Chinese and English. The English and Chinese versions shall be equally valid. In the event that there is any discrepancy between the Chinese and English versions, the English version shall prevail.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have hereunto signed their names in the space provided below.

XINYUAN REAL ESTATE, LTD.,
as Pledgor

By:	/s/ Thomas Gurnee
Name: Thomas Gurnee
Title: Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Collateral Agent

By:	/s/ Tze Kit Lam
Name: Tze Kit Lam
Title: Vice President

[SIGNATURE PAGE TO PLEDGE AND SECURITY AGREEMENT]

This PLEDGE AND SECURITY AGREEMENT acknowledged and agreed to by:

XINYUAN (CHINA) REAL ESTATE, LTD.
as the WFOE

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Legal Representative

[SIGNATURE PAGE TO PLEDGE AND SECURITY AGREEMENT]